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Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Great Lakes Dredge & Dock Company	New Jersey
North American Site Developers, Inc.	Massachusetts
Great Lakes Caribbean Dredging, Inc.	Delaware
Dawson Marine Services Company	Delaware
JDC Soil Management & Development Inc.	Massachusetts

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SUBSIDIARIES OF THE REGISTRANT